NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Nine Months Ended
                                             February 28,
                                         __________________

                                        1999           1998
                                        ____           ____

                                           (in millions)

Net income                             $357.0         $467.3
Income taxes                            233.1          296.2
                                       ______         ______

      Income before income taxes        590.1          763.5
                                       ______          _____

Add fixed charges
      Interest expense (A)               40.1           48.9
      Interest component of leases (B)   31.7           31.9
                                       ______         ______

Total fixed charges                      71.8           80.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $656.5         $842.6
                                       ======         ======
Ratio of earnings to total fixed
      charges                            9.14          10.43
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.